Exhibit 3.1

The bylaws of Helix Technology Corporation have been amended, effective February 24, 2005, so that Article III, Section 8 thereof is hereby replaced in its entirety with the following:

Section 8. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board or committee.